FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated May 6, 2022

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

End of the Buy-back Programme

Reference is made to our notice of inside information of 14 March 2022 (official registry number 1360) relating to the buyback programme of own shares (the “Buy-back Programme” or the “Programme”) approved by the Board of Directors of Banco Santander, S.A. (the “Company” or “Banco Santander”). Banco Santander informs that, after the last acquisitions mentioned below, the maximum investment provided for in the Buy-back Programme, i.e. 865 million euros was reached, implying the acquisition of a total of 286,309,445 own shares, representing approximately 1.676% of the Company’s share capital. The acquisition of shares under the Buy-back Programme has been communicated on a regular basis, pursuant to the provisions of article 2.2 and 2.3 of the Commission Delegated Regulation (EU) No. 2016/1052. The Buy-back Programme has therefore been terminated as a consequence of the above and in accordance with the terms set out when it was announced.

As disclosed when the Buy-back Programme was launched, its purpose was to reduce the Bank’s share capital by redeeming the shares acquired under the Buy-back Programme in a capital reduction approved at the 2022 Ordinary General Shareholders’ Meeting.

Last transactions executed under the Programme.

Moreover, pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Company informs that the transactions executed as part of the Buy-back Programme, between 28 April and 6 May 2022 (both included) were as follows:

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
28/04/2022	SAN.MC	Purchase	XMAD	13,150,000	€2.7909
29/04/2022	SAN.MC	Purchase	XMAD	13,200,000	€2.7980
02/05/2022	SAN.MC	Purchase	XMAD	11,000,000	€2.7702
03/05/2022	SAN.MC	Purchase	XMAD	12,000,000	€2.8046
04/05/2022	SAN.MC	Purchase	XMAD	13,400,000	€2.8016
05/05/2022	SAN.MC	Purchase	XMAD	13,526,000	€ 2.7724
06/05/2022	SAN.MC	Purchase	XMAD	383,445	€2.6900
TOTAL				76,659,445

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 6 May 2022

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 28 April and 6 May 2022 (both included)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-29-abril-a-6-may-es.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	May 6, 2022	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance